EXHIBIT (a)(1)(iii)

[PHILLIPS LOGO]

December 17, 2001

Recipient Name
Recipient Address

Dear [Name],

We are pleased to announce the commencement of an Exchange Offer related to certain LTIP target awards and restricted stock held by employees and non-employee directors of Phillips. The reason for this Exchange Offer relates to our plans to merge with Conoco. Adoption of the merger agreement by Phillips stockholders during the first half of 2002 will result in a "Change of Control" of Phillips. This "Change of Control" event, if it occurs, would cause restrictions on restricted stock to lapse, and LTIP target awards to be paid in cash. While these provisions are designed to benefit participants, they may create an unwanted taxable event. The purpose of this Exchange Offer is to provide participants with a way to defer a portion of this taxation if they desire.

In this packet, you will find:

     - A "Summary Term Sheet" in question and answer format;

     - A detailed "Offer to Exchange";

     - A Letter of Transmittal (printed on green paper -- this is your election form).

Please take the time to review the enclosed materials carefully and discuss it with your legal counsel, accountant or financial planner. The completed form will need to be returned and your Eligible Awards tendered by January 15, 2002, in order to take advantage of this program. If you have any questions on this package or the details of the program, please call Kent Morris at (918) 661-7345 or Scott Nickel at (918) 661-9939.

Best regards,

/s/ JOSEPH C. HIGH
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Joseph C. High
Vice President, Human Resources and Services

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